UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	5 October 2022

Number	34/22

Western Australia Iron Ore site tour: Day 3 presentation materials

BHP will be hosting an investor and analyst briefing today to provide an update on our Western Australia Iron Ore Port and Rail operations.

A copy of the presentation is attached.

The presentation slides will be available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Dinesh Bishop Tel: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Tel: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

Port and Rail Cindy Dunham General Manager Port Warren Wellbeloved General Manager Rail 5 October 2022

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including: statements regarding our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; statements regarding trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium- term guidance; production forecasts; operational performance; expectations, plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘trend’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 18. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information please refer to Non-IFRS financial information set out in section 11 of the Operating and Financial Review in the Appendix 4E for the year ended 30 June 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that 1 have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. 1 BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non- operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.. Western Australia Iron Ore site tour 5 October 2022 2

Acknowledgement of Country Kariyarra Country Port Hedland Photo by Matthew Love

Mines, rail and port: a connected system All parts of the value chain must work together Western Australia Iron Ore site tour 5 October 2022 4

WAIO: an integrated supply chain Enabling consistent, reliable supply to market Mines Rail operations Ore from >1,000 km 182 ~10,500 ~35 4 processing of track locos ore cars trains hubs Port operations Direct to ship ore 5 car 162 conveyors 8 stackers ~4 Mt stockpile 5 reclaimers 8 shiploaders 1,500 vessels dumpers and berths loaded p.a. Shipped via stockyards Western Australia Iron Ore site tour 5 October 2022 5

Creating social value

Our positive contributions to our people, partners, the economy, the environment and local communities

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Reducing carbon emissions from rail and port	**Industry leading dust management**	**Working with the Kariyarra Traditional Owners**	**Rail Train Driver Academy**	**Providing community opportunities with Hedland Collective**	**Supporting ethical, sustainable and transparent supply chains**
Renewable PPA[1] in Port Hedland signed to deliver ~50% reduction in reported port emissions from electricity[2] Trials for electric trains commencing 2024	Australia-first wind fences Comprehensive real time dust monitoring network Vegetation barriers	Contract awards to Traditional Owner businesses Kariyarra Aboriginal Corporation staff housing and office accommodation support	200 new train drivers over the next three years Of the 60 recent graduates, >70% are female and 20% are Indigenous	Provides opportunities to engage directly with stakeholders Ensures BHP is aware of emerging issues and can work collaboratively with the community	Working closely with customers, including our partnerships on Scope 3 emissions

Western Australia Iron Ore site tour
5 October 2022
6

BHP

Highly reliable and stable system enabling growth

Disciplined investment to shift the bottleneck to the port over the medium term


Rail operations
Ore from operations
Track
Rakes
Port operations
Direct to ship ore
Car dumpers
Conveyors
Stackers
Stockpiles
Reclaimers
Shiploaders & berths
Shipped via stockyards
Current (284 Mtpa – FY23 guidance mid-point): Tightly coupled supply chain
Mid term (>300 Mtpa): Debottlenecking Port and Rail, enabled by PDP1 and RTP
Studies (330 Mtpa): Additional car dumper and routes to shift system bottleneck to outflow (shiploaders)
Step in supply chain
Investment focused on debottlenecking
Desired notional bottleneck

Note: PDP – Port Debottlenecking Project; RTP – Rail Technology Project.

Western Australia Iron Ore site tour
5 October 2022
7
BHP

Port Debottlenecking Project 1 to uplift port capacity Investment to support > 300Mtpa throughput; expected completion in 2024 CD2 and CD3: PDP1: Car dumpers Extension of South Yard and new infrastructure BWR11 (Reclaimer 11): Installation of new Bucket LRP3: Wheel Reclaimer Lump rescreening plant STK6: Stacker 6 upgrades Western Australia Iron Ore site tour 5 October 2022 8

Port Hedland channel capacity supports 330 Mtpa option

Port capacity secured to enable growth plans

- Pilbara Ports Authority (PPA) review enables growth of iron ore exports to 660 Mtpa through Port Hedland
  - represents a 33% increase to modelled capacity since last port plan review in 2012
  - the amended port development plan facilitates increased capacity allocations of ~25% for existing port proponents, including BHP
  - the additional priority capacity allocation provides further certainty for BHP's 330 Mtpa growth plans through unallocated contestable capacity (class D)
- Studying options for growth to 330 Mtpa[3]
  - studies expected to be completed in FY25
  - will likely require an additional car dumper, routes and yard expansion

Port Hedland channel capacity
(Port capacity allocation by class, Mtpa)



660
495
300
BHP A/B[4]
240
Competitor allocation and unallocated C/D Class[5,6]
360
255
2012 PPA development plan
2022 PPA revised development plan[7]

Western Australia Iron Ore site tour
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9

Improving Port and Rail everyday Enabling uplift in performance through four key areas BHP Operating Technology and MECoE Operations System automation Services Standardising Improved delivery of Enabling increased Maintenance safety, maintenance planning value initiatives capacity mastery and productivity and scheduling RTP moving block technology Reducing TSRs in Major car dumper Port conveyor deployment the system bottleneck maintenance campaign Ship loader automation Note: MECoE – Maintenance Engineering Centre of Excellence, TSR – Track Speed Restrictions, RTP – Rail Technology Project. Western Australia Iron Ore site tour 5 October 2022 10

BHP Operating System in action Improving Track Speed Restrictions (TSRs) Track speed restrictions applied Track speed reduction • Targeted increase in tamping and grinding improved track surface and reduce the TSR time impact per cycle Introduced routines to investigate defects and +1.2 Mtpa supply chain capacity improvement implement measures to prevent recurrence -50% 60 mins per cycle Enabled team ownership to remove TSRs at the root level 30 mins per cycle Expedited support process for TSR removal by restructuring teams, maintenance activities and overall strategy H1 FY22 April 2022 Western Australia Iron Ore site tour 5 October 2022 11

Moving block technology to increase railway capability

Successful delivery of Rail Technology Programme (RTP) will improve communications and signalling

TODAY

BHP's current fixed Block signalling system



- Train separation dictated by track sections, which are ~8 km long
- Only one train per track section
- Train location is unknown within the track section

FUTURE

BHP's future moving block signalling system



- Movement authorities are dynamic, with separation based on braking curves (plus safety margins) to allow distance between trains to be reduced
- Exact location of equipped rail mounted vehicle (RMV) is known based on communication signals

Improved safety | **Increase in rail capability** | **Reduced variability** | **Platform for railway automation**

Western Australia Iron Ore site tour
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12

BHP

Automated ship loader technology Building autonomy into the way we work 3D laser technology Provides real time collision information and generates a precise 3D ship model June 2022 Testing of 2 new ship loaders 8 automated ship loaders To be implemented by end CY23 A$50m invested $ Targeted investments at our bottlenecks 1 Mt production uplift Enables production increase 3D laser scan Integrated Remote Operations Centre (IROC) Visualisation of cargo distribution Once transitioned to fully automated, they will be operated by the IROC in Perth Safety improvement Removing people from the line of fire Western Australia Iron Ore site tour 5 October 2022 13

MECoE and BOS in action

Realising value through the major car dumper maintenance campaign

Enabled by:

Standardised maintenance practices

- Improved preventative maintenance strategies
- Larger shuts reduce failure modes and unscheduled equipment downtime
- Condition monitoring embedded in equipment strategies

Ways of working

- Updated maintenance and operating philosophy
- BOS routines with a focus on embedding improvement

Improvement in action:

Port car dumper 1 apron feeder

- Change from tail to head driven feeder
- Improvement embedded during major shut
- 1.6Mt local capacity uplift

With visible results…

Mean Time between Failure (MTBF)



+100%
2019
2020
2021
2022

Unscheduled Equipment Downtime



-41%
2019
2020
2021
2022



Western Australia Iron Ore site tour
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BHP

Operations Services in action

Port Hedland conveyor deployment – safe, consistent delivery the key to reliable performance

BHP Operations Services (OS)

- Production and maintenance workforce
- Personnel deployed across minerals Australia
- Shift to a more permanent workforce
- Deployed across our five mines and port operations
- ~1,300 FTEs to be deployed across WAIO

What do these improvements enable?

- Reducing manual handling on conveyor roller change outs by **~25%** through continuous improvement
- Improving safety performance – recordable injury reduction of **25%**[8]
- Enabling diversity by making tasks more accessible for all employees and contractors



Lightweight drop bottom bins



Lightweight rollers



Lightweight chute backing plate



Wharf roller trolley

Western Australia Iron Ore site tour
5 October 2022

15

BHP

What you will be seeing today… An integrated and efficient port and rail system Harbour Car dumper Ship loader Western Australia Iron Ore site tour 5 October 2022 16

Footnotes 1. Slide 6: PPA – Power Purchase Agreement. 2. Slide 6: Based on current forecast and compared with FY20. 3. Slide 9: Regulatory approval to increase capacity to 330 Mtpa is subject to the outcomes of a standard appeals processes. 4. Slide 9: A and B class refers to tidally constrained cape size vessels, with priority sailing rights over other vessels, noting A class has priority over B class. 5. Slide 9: C class means non-tidally constrained vessels for general purpose and public access berths. C class has priority over D at all tides, but lower priority rights than A and B class. 6. Slide 9: D class means vessel used to load any excess iron ore beyond a proponents allocated capacity. These vessels have the lowest priority sailing rights of the four classes, and are accessed on a competitive basis. FY22 update includes future allocation for Stanley Point Berth 3. 7. Slide 9: Development plan allocations based on 25% increase from 2012 development plan as stated by Pilbara Port Authority. 8. Slide 15: Recordable injury rate: Port conveyor maintenance rolling 12-month TRIFR Aug-21 v Aug-22. Western Australia Iron Ore site tour 5 October 2022 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 5, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary